FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: May 20 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            20 May 2005, 'Disposal'

Exhibit 99




          UNILEVER AGREES TO SELL PRESTIGE FRAGRANCE BUSINESS TO COTY

Unilever today announced that it has signed a definitive agreement to sell its global prestige fragrance business, Unilever Cosmetics International (UCI), to Coty Inc., of the United States.

Unilever will receive a consideration of $800 million in cash at the closing, with the opportunity for further deferred payments contingent upon future sales.

The business includes the perfume licenses for Calvin Klein, Cerruti, Vera Wang, Chloe and Lagerfeld, as well as a manufacturing and distribution center in Mt. Olive, New Jersey, and a distribution center in Lille, France. UCI employees will transfer to Coty with the business.

Sales for the global prestige fragrance business for 2004 were in excess of $600 million (EUR490m).

Patrick Cescau, CEO of Unilever said, "This is an excellent strategic move for Unilever and one that is fully in line with our strategy to focus on our core categories. We are delighted that UCI's strengths will complement those of Coty and will enable the brands to grow within a leading cosmetics and fragrance business."

"This is truly an exciting day for Coty," said Bernd Beetz, Chief Executive Officer of Coty Inc. "The acquisition of Unilever Cosmetics International and its leading brands will help to fuel Coty's growth and will further strengthen Coty's position in the beauty industry, making Coty a leader in the fragrance business."

"We have enjoyed working with Unilever's current management team to improve and innovate the Calvin Klein fragrance portfolio," said Mark Weber, President & COO, and incoming CEO, of Phillips-Van Heusen Corporation, the parent of Calvin Klein, Inc. "We have great expectations that the reinvigorated Calvin Klein fragrance portfolio will continue its strong momentum as part of Coty's organization and benefit from their expertise in the fragrance industry."

The transaction is expected to be completed in the course of the coming months, subject to the necessary regulatory approvals and normal consultative procedures.

                                     -o0o-

May 20 2005


SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Unilever

Unilever, one of the world's largest consumer products companies, adds vitality to life by meeting the everyday needs for nutrition, hygiene and personal care. With a portfolio of great brands that make people feel good, look good and get more out of life, 150 million consumers around the world choose Unilever products everyday, including icons such as:

Knorr, Hellmann's, Lipton, Dove, Sure, Surf, Cif, Marmite, Pot Noodle.

Unilever has around 220,000 employees in approaching 100 countries and generated annual sales of EUR42 billion in 2004. For more information about Unilever and its brands, please visit www.unilever.com.